SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,635,660.90	$1,996.30

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,467,970 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,996.30	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: May 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 4, relates to the Company’s offer to purchase for cash up to 1,467,970 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $14,635,660.90 upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated July 5, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(F) to the Schedule TO and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(G) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer was terminated on July 12, 2013 because the terms and conditions of the Offer were not satisfied inasmuch as the number of ordinary shares that were validly tendered and not properly withdrawn as of the previously announced Expiration Date of July 11, 2013 was in excess of the maximum number of shares that Blue Wolf could accept for purchase in satisfaction of the Maximum Tender Condition.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

 Items 1 through 9, and 11.

On July 12, 2013, Blue Wolf terminated the Offer and issued a press release in connection therewith.  Blue Wolf terminated the Offer because the terms and conditions of each of the Offer and the Agreement and Plan of Merger were not satisfied.  The Offer was scheduled to expire at 11:59 p.m., New York City time, on July 11, 2013.  As of the Expiration Date, 1,827,761 Ordinary Shares were validly tendered and not properly withdrawn, which amount was in excess of the maximum number of Ordinary Shares that Blue Wolf could accept for purchase in satisfaction of the Maximum Tender Condition, and the Offer was terminated.

Blue Wolf intends to terminate the Agreement and Plan of Merger and will not consummate the merger of Li3 Energy, Inc. with and into its subsidiary, Blue Wolf Acquisition Sub, Inc., and will, beginning on the first business day following July 22, 2013: (i) commence the process to distribute the Trust Account, pro rata, less interest earned on the proceeds of its initial public offering placed in the Trust Account, to its public shareholders by way of redemption and (ii) cease all operations except for the purposes of any winding up of its affairs.

A copy of the press release issued by Blue Wolf on July 12, 2013 announcing the termination of the Offer is filed as Exhibit (a)(5)(G) hereto, and incorporated herein by reference. No Ordinary Shares were purchased by Blue Wolf pursuant to the Offer and all Ordinary Shares previously tendered and not withdrawn will be promptly returned.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(G)	Press Release, dated July 12, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: July 12, 2013

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)*	Amended and Restated Offer to Purchase dated July 5, 2013.

(a)(1)(G)*	Amended and Restated Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(H)*	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(I)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release, dated May 21, 2013 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(B)*	Investor Presentation dated May 21, 2013 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(C)*	Revised Investor Presentation dated June 2013.

(a)(5)(D)*	Press Release, dated June 20, 2013

(a)(5)(E)*	Press Release, dated July 5, 2013

(a)(5)(F)*	Revised Investor Presentation dated July 2013

(a)(5)(G)	Press Release, dated July 12, 2013

(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(4)	Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(5)	Registration Rights Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(6)	Letter Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(7)	Agreement and Plan of Merger by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc., dated May 21, 2013 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(8)	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(9)	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(10)	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(11)	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(12)*	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)*	Form of Lock-Up and Support Agreement.

(d)(14)*	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

(d)(15)*	Preliminary Financial Model of Li3 Energy, Inc. (incorporated by reference to Exhibit 99.11 to the Form F-4 filed by Blue Wolf Mongolia Holdings Corp. on July 11, 2013).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed